THE SWISS HELVETIA FUND, INC.


Proxy Results (Unaudited)


At the annual stockholders' meeting held in May 2000, shareholders voted on the following proposals. The description of each proposal and number of shares voted are as follows:


1.  To elect the Swiss Helvetia Directors.


					                           	Shares			Shares Voted
					                           	Voted			  	Withheld
				  	                          	For			  	Authority

Paul Hottinguer		                 19,147,093			   2,825,916
Claude Mosseri-Marlio	            19,135,550			   2,837,459
Stephen K. West, Esq.	            19,125,233			   2,847,776


2. To ratify the selection of Deloitte & Touche LLP as the independent auditors of the Fund.


For		      	Against		Withheld	      	No Vote
19,353,425		131,669		2,487,913	      2


3.  To approve a stockholder advisory proposal.


In favor of the proposal	  	Not in favor of the proposal
6,526,945			                15,446,064















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